

Mail Stop 3561

June 22, 2018

Shawn Nelson
Chief Executive Officer
The Lovesac Company
Two Landmark Square, Suite 300
Stamford, CT 06901

> **Re:** **The Lovesac Company**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 18, 2018**
> **File No. 333-224358**

Dear Mr. Nelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2018 letter.

Use of Proceeds, page 32

1. We note your disclosure that an additional $1.00 increase (decrease) in the offering price would increase (decrease) the expected net cash proceeds of the offering to you by approximately $2.79 million, or $0.23 per share. Explain to us why you disclosed the $0.23 per share amount and how this disclosure provides meaningful information to your investors, or remove this per share disclosure.

Capitalization, page 33

2.   It appears that you have given effect to your anticipated 1-for-2.5 reverse stock split of your common stock in the "Actual" column of your capitalization table. However, the narrative description of the various columns presented above your capitalization table appears to indicate that the reverse stock split is not given effect until the "Pro Forma" column. To avoid confusion for your readers, please revise the narrative description of the "Actual" column to clarify that you have given effect to your anticipated 1-for-2.5 reverse stock split of your common stock.

Dilution, page 34

3.   We note that your disclosure of net tangible book value of $17,683,058 as of May 6, 2018 does not appear to reflect the subtraction of your goodwill balance of $143,562. Please revise your calculation of net tangible book value to subtract all intangible assets, and revise the impacted disclosures as necessary.

4.   Please show us your calculations supporting your disclosure that your pro forma as adjusted net tangible book value (deficit) at May 6, 2018 would have been approximately $76.88 million. It appears this amount should instead be approximately $56 million.

5.   Please provide to us your dilution calculations assuming the over-allotment is exercised in full.

6.   Please populate the table at the bottom of page 34, as your disclosure is currently incomplete.

Selected Consolidated Financial Information, page 35

7.   We reissue comment 4 from our letter dated June 4, 2018. Please provide us with your detailed calculation of pro forma net loss per common share so we can see each adjustment made to the numerator or denominator of your historical net loss per common share.

8.   Please revise footnote 1 to this table as seen on page 36 to disclose the calculation of pro forma net loss per common share for the quarter ended May 6, 2018, including the adjustments made to the amount of net loss attributable to common stockholders. We believe you should transparently convey to your investors the effect of the inducement offer made to preferred stockholders. Your present disclosure does not allow an investor to understand what caused the significant increase in pro forma net

loss per common share as compared to your actual net loss per common share for the quarter ended May 6, 2018.

9.   Please refer to your response to comments 3 and 15 from our letter dated May 15, 2018 and your response to comment 11 from our letter dated June 4, 2018. Now that you have determined the anticipated pricing range for your offering with a midpoint of $14.00, it appears that the contingent reset of the warrant exercise price to the IPO price is effectively a down-round provision. In this regard, we note from page F-49 that prior to the offering the warrant exercise price was $7.95 before the reverse stock split, or $19.88 when adjusted for the reverse stock split. We further understand the warrant exercise price is expected to decline to $14.00 upon closing of your offering. Please provide us with your updated analysis of whether this contingent reset of the warrant exercise price to the IPO price is effectively a down-round provision, citing any applicable accounting literature that you rely upon in your analysis. If this provision is effectively a down-round provision, please tell us how you considered reflecting the value of the effect of the down-round feature in your calculation of pro forma net loss per common share based on your early adoption of ASU 2017-11. Finally, to the extent that you revise your pricing range prior to requesting effectiveness, please apply this comment to the new anticipated midpoint of your pricing range.

Financial Statements for the Period Ended May 6, 2018

Note 12 – Subsequent Events, page F-55

10.   In the last paragraph of this footnote you indicate that your Board of Directors already approved your reverse stock split and the date of such decision was "June X, 2018." If your Board of Directors already approved your reverse stock split, please disclose the correct date of this decision. If your Board of Directors has not yet approved your reverse stock split, please revise this disclosure to clearly indicate that the reverse stock split is anticipated but has not yet been approved.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products